Exhibit 99.1

MultiMetaVerse Holdings Limited (Nasdaq: MMV) Enters Into Agreement To Acquire Taomee

NEW YORK and SHANGHAI, September 15, 2023 /PRNewswire/ -- MultiMetaVerse Holdings Limited (“MMV”), an animation and entertainment company catering to China’s youth market, announced today that it has, through its subsidiary in China, entered into an agreement (the “Agreement”) to acquire 100% equity in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated VIEs (collectively, the “Target Group,” or “Taomee”). MMV expects to complete this transaction by the end of this year. The acquisition will be a major milestone for MMV in expanding its portfolio and will significantly enhance its financial performance including its revenue and cash flow .

Founded in 2007, Taomee is one of China’s leading entertainment and media companies for the younger generations, with established and popular original brands including “Mole’s World”, “Seer” and “Flower Angel”. These three iconic brands have flourished in China for more than a decade, becoming a source of inspiration for the industry and its popularity among the younger generations has influenced millions of the country’s youth. According to data provided by the Target Group, Taomee has successfully developed and operated many popular video games, and secured hundreds of million s of cumulative registered users.  In addition to video games, Taomee has provided its users with additional entertainment experience such as animation and merchandise. Taomee has produced a library of over 500 episodes of animation series and 11 animation movies based on these brands.

“Taomee is a great company whose works have inspired an entire Chinese generation, and continued to be followed and loved by their fans as of today.” said Yiran Xu, CEO of MMV. “Their established brands, loyal user base, and commitment to continuous investment in the brands and various forms of entertainment content build up the core value of the company and perfectly align with our strategy for choosing partners. We are excited to work with the talented team at Taomee and leverage our brand-centered business model to unlock the full potential of their brands.”

As a pioneer in the Chinese entertainment industry, with its successful track record and expertise in creating original animation and development of video games, MMV has established a brand-centered business model to develop proprietary brands, market them with original user-generated content (UGC), and provide users with immersive entertainment experiences through various online and offline content. This includes developing content for brands that range from digital collectables to books and comics, as well as animations and video games. On top of its proprietary brands, MMV has been searching for acquisitions and partnerships with valuable IPs like those of Taomee to enhance its brand portfolio and create greater synergy.

Purchase Price and Financial Performance

The total purchase price is comprised of a fixed consideration of RMB 543 million, plus a variable consideration based on certain adjustments but in no event lower than RMB 17 million, all to be paid in cash. The purchase price will be financed through a combination of share issues and bank loans.

During the year ended December 31, 2022, Taomee recorded a total unaudited revenue of RMB 226 million (US$33.6 million) and adjusted unaudited EBITDA of RMB 88 million (US$13.1 million). During the last twelve months ended June 30, 2023, Taomee recorded a total unaudited revenue of RMB 296 million (US$42.6 million) and adjusted unaudited EBITDA of RMB 119 million (US$17.1 million).

Advisors

Fangda Partners acted as MMV’s transaction legal counsel. Deloitte acted as the financial and tax advisor to MMV.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV’s signature Aotu World brand has attracted a broad following among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectables, stationery, consumer products, and mobile games across the Aotu World brand.

For more information, please visit https://www.multi-metaverse.com/

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MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com